Neovasc Provides Reducer Reimbursement Progress Update

VANCOUVER and MINNEAPOLIS, via NewMediaWire -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced progress towards its value creation strategy of expanding global reimbursement for the Neovasc Reducer™ ("Reducer").

Expanding reimbursement for the Reducer is a key component of Neovasc's strategy to create shareholder value. In many markets around the world, access to reimbursement is a critical step towards driving market adoption.  As each market has its own reimbursement dynamics, a broad-based reimbursement approach is necessary to support long-term growth potential of therapies, including Reducer.

"While obtaining reimbursement in any market is not guaranteed, we believe it is prudent to provide an update on the Company's progress in select markets. Expanding the number of countries with adequate reimbursement for Reducer will be beneficial towards our value creation strategy aimed at driving physician adoption and revenue growth," stated Fred Colen, President and Chief Executive Officer at Neovasc.

Neovasc supports the Medicare Coverage of Innovative Technologies ("MCIT") executive order that is currently under review in the United States by the Centers for Medicare and Medicaid Services ("CMS"). MCIT, if enacted in its current form, will provide a pathway for incremental reimbursement for technologies designated as "Breakthrough Medical Devices" by the U.S. Food and Drug Administration ("FDA") upon FDA approval. The Reducer is recognized as a Breakthrough Device by FDA. The Company has previously disclosed that it intends to conduct an Investigational Device Exemption ("IDE") study on the Reducer in order to obtain FDA approval for the Reducer.

The Company has worked with the American Medical Association to establish a new Category III CPT code to report the transcatheter implantation of a coronary sinus reduction device which will be effective July 1, 2021. Additionally, Neovasc has worked with CMS over the course of the last several months to create a new ICD-10 procedural code for Reducer and new ICD-10 diagnosis codes for refractory angina that are currently under review by CMS.

In the United Kingdom, the Company recently participated in the National Institute for Health and Care Excellence ("NICE") Interventional Procedures Advisory Committee ("IPAC") meeting and anticipates continuing discussions with NICE as they develop guidance for Reducer therapy in the U.K.  The Company expects NICE to issue a consultation document in the coming months that will be eligible for public comment. Final NICE guidance is anticipated as early as the second half of 2021, although NICE will ultimately determine timing of its communication. Neovasc was pleased to be invited to the IPAC committee to participate in the draft guidance development for Reducer for the treatment of refractory angina. NICE is recognized globally as a leading organization in evaluating utility and cost-effectiveness of new therapies.

In France, the Company submitted its reimbursement dossier to the National Authority for Health ("HAS") earlier this year.  The Company performed the first Reducer implants in France late in 2020 and has subsequently performed additional Reducer implants this year in order to gain initial experience in the country prior to establishing reimbursement. If the Company can obtain adequate reimbursement in France, Neovasc intends to hire a direct sales force to support expansion in that market.

In Germany, as previously disclosed, the Company has been granted NUB Status 1 for Reducer for 2021. Additionally, with the support of the German Cardiac Society, the company has recently applied a negotiable supplementary payment ("ZE"). If the Company is successful in achieving ZE payment, all hospitals in Germany will be able to negotiate incremental payment for Reducer.

Bill Little, Chief Operating Officer of Neovasc, commented, "We're pleased with our progress towards expanding global reimbursement for Reducer. In many markets, obtaining adequate reimbursement is a critical step towards making Reducer available to patients that suffer from the debilitating symptoms of refractory angina. Expanding reimbursement and driving market access is a complex process and there are no guarantees of success in any market, but we're making real progress, and we look forward to continuing our work with reimbursement authorities worldwide."

The Company continues its reimbursement efforts in other markets and will provide updates as noteworthy information becomes available.  While progress has been encouraging, there is no certainty that any of the reimbursement strategies discussed above will ultimately be successful.

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases. In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

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Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, intentions by the Company to conduct an IDE study on the Reducer, the expectation of publication of the procedural code in the coming months and to publication of the diagnosis code in 2022, the expectation that NICE will issue a consultation document in the coming months and final guidance as early as the second half of 2021, the intention to hire a direct sales force in France if the Company is able to obtain adequate reimbursement, the ability of hospitals in Germany to negotiate incremental payment for Reducer if the Company is successful in achieving ZE payment, the Company's continuing efforts with reimbursement authorities worldwide, the long-term sustained safety, efficacy and clinical benefits of the Reducer therapy, the Reducer therapy's impact on patients' quality of life and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the doubt about the Company's ability to continue as a going concern; risks related to the recent COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara development milestones on the Company's expected schedule; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of Common Shares; risks relating to the possibility that the Company's common shares (the "Common Shares") may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2020 but not at December 31, 2019 and 2018; risks relating to the Common Share price being volatile; risks relating to the possibility that the Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks relating to future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; risks relating to the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form and in the Management's Discussion and Analysis for the year ended December 31, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.